Exhibit 1.01

ELECTRO-SENSORS, INC.

CONFLICT MINERALS REPORT

REPORTING YEAR: 2021

NOTE REGARDING DEFINED TERMS

Unless otherwise defined in this Conflict Minerals Report, terms used in this Conflict Minerals Report have the meanings ascribed to them by Rule 13p-1 adopted under the Securities Exchange Act of 1934 (“Rule”), the instructions to Form SD, and the Securities and Exchange Commission Release relating to the Rule (Release No. 34-67716 dated August 22, 2012).

COMPANY OVERVIEW

Electro-Sensors, Inc. (“ESI” or the “Company”) designs and manufactures several different types of monitoring systems that measure actual production and operation rates, as well as systems that regulate the speed of related machines in the production process.

Several of our products contain conflict minerals due to the presence of such minerals in parts obtained from suppliers, contract manufacturers, or from the utilization of conflict minerals in the manufacturing processes employed by ESI or our manufacturers.

ESI is not a vertically integrated manufacturer and instead relies on the purchase of higher level assemblies and products. ESI is several levels removed from the actual mining of conflict minerals. ESI does not make purchases of raw ore or unrefined conflict minerals. ESI has a Conflict Minerals Policy that is available on its website at www.electro-sensors.com under About/Investor Information/Corporate Governance. Adoption and communication of this Conflict Minerals Policy is part of the Company’s due diligence and supply chain outreach effort relating to conflict minerals.

REASONABLE COUNTRY OF ORIGIN INQUIRY

Subsequent to ESI’s initial assessment that certain parts likely contain conflict minerals, ESI conducted a reasonable country of origin inquiry to determine which ESI-utilized parts contain conflict minerals and whether such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). ESI contacted each of its relevant suppliers or manufacturers and asked them to provide information on (1) the conflict minerals contained in each of the parts supplied by the supplier or manufacturer and (2) the source of the conflict minerals, including smelter/refinery information and location of mines. Each supplier or manufacturer was asked to complete the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Reporting Template. Of the 147 suppliers and manufacturers identified as supplying ESI with product in 2021 and subsequently contacted, 136 replied with some conflict minerals data. Due to the unresponsiveness of certain suppliers and manufacturers and the incompleteness of certain responses received, ESI is unable to determine if conflict minerals are present in certain of its products, as well as conflict minerals utilized in the production of certain parts, originated from the Covered Countries, but ESI has no reason to believe that our necessary Conflict Minerals may have originated in the Covered Countries.

DUE DILIGENCE - STANDARD UTILIZED

ESI designed its due diligence framework to conform in all material respects with the framework provided by The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (including the related supplements applicable to particular conflict minerals), an internationally-recognized due diligence framework.

DUE DILIGENCE - PROCESS

The ESI due diligence exercise included:

1. Submitting the EICC - GeSI Conflict Minerals Reporting Template to each supplier or manufacturer of parts. That template provided a standardized method for ESI use in the collection of representations, statements and data from suppliers and manufacturers relative to the presence, use, source and chain of custody of conflict minerals in parts that are incorporated in ESI products for sale to end-use customers.

2. Comparing smelters identified in the reporting templates against the list of smelter facilities which have been identified as “conflict free” by the EICC-GeSI Conflict Free Sourcing program.

3. In numerous instances ESI received, after repeated inquiries, conflicting or incomplete information regarding those facilities utilized to process necessary conflict minerals in parts, as well as insufficient information regarding the mine(s) or source(s) of origin of those conflict minerals. Nevertheless, each supplier and manufacturer response was evaluated and, where possible, validated to determine sufficiency, accuracy or completeness of its response. For each supplier or manufacturer’s response, ESI subsequently assessed whether the conflict minerals identified, or those conflict minerals that may not have been identified, were consistent with the nature and characteristics of the part.

4. In some instances, ESI did not receive a response from a vendor or manufacturer. These vendors and manufacturers were contacted numerous times and still did not respond. ESI then researched the vendor or manufacturer’s website for information about conflict minerals, including but not limited to their 2021 Conflict Mineral Report and their Conflict Mineral Policy.

DUE DILIGENCE - RESULTS

Due to the number of supplier and manufacturer responses that were determined to be uncertain or unknown relative to the question of sourcing of raw materials, ESI’s due diligence efforts in 2021 were unable to precisely determine whether or not all parts in its supply chain contain necessary conflict minerals or, in the alternative, utilized conflict minerals in their manufacture, that either financed or benefited, directly or indirectly, armed groups in the Covered Countries. Based on the Company’s due diligence efforts to date, the Company does not have sufficient information to determine the country of origin of, or the facilities used to process, the Conflict Minerals necessary to the functionality or production of its products.

RISK MITIGATION - IMPROVEMENT PROGRAM

The steps that ESI will continue to take in reporting year 2022 to mitigate the risk that ESI conflict minerals benefit or finance armed groups are as follows:

1. ESI will continue to work with suppliers and manufacturers who provided incomplete or insufficient information or who did not respond in an effort to obtain complete and accurate information in 2022;

2. ESI will again request information and supporting data from each supplier or manufacturer providing parts to ESI that are subject to 2022 reporting requirements by utilizing the EEIC-GeSI Conflict Minerals Reporting Template; and will pursue a completed template response that identifies material down to the smelter and mine.

3. ESI will again follow its due diligence process to review and validate supplier and manufacturer responses that are obtained in support of ESI 2022 conflict minerals reporting.

4. ESI will provide its Conflict Minerals Policy to new suppliers and manufacturers as part of its EEIC-GeSI Conflict Minerals Reporting Template inquiry process for 2022.

5. ESI continues to include a conflict minerals clause in its purchase order standard terms and conditions for future suppliers or renewals by existing suppliers.

PRODUCT DESCRIPTION

The following product families in ESI’s hazardous monitoring sensors and systems were included in ESI’s solicited supplier and manufacturer information regarding conflict mineral content or conflict mineral used in production.

Product Family

Shaft Speed Switches

Shaft Speed Sensors

Mounting Hardware

Shaft Speed Pulse Generators

Temperature Sensors

Hazard Monitoring Systems

Slide Gate, Valve, and Angle Sensors

Signal Conditioners and Interface

Tachometers, Counters, and Displays

Vibration Monitors

Tilt Switches

Motor Drive Controllers

HazardPRO products

All of the above product families may contain one or more of the Conflict Minerals.